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                                                                     EXHIBIT A-9

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



KPE ACQUISITION INC.,                     )
a Delaware corporation,                   )
                                          )
                        Plaintiff,        )
                                          )
                            v.            )       C.A. No. 16992-NC
                                          )
VLSI TECHNOLOGY, INC.,                    )
a Delaware corporation,                   )
ALFRED J. STEIN, PIERRE                   )
BONELLI, ROBERT P.                        )
DILWORTH, WILLIAM G.                      )
HOWARD, JR., PAUL R. LOW                  )
and HORACE TSIANG,                        )
                                          )
                        Defendants.       )


                                    COMPLAINT

         KPE Acquisition Inc. ("KPE") by its undersigned attorneys, alleges for its complaint herein as follows:

                              NATURE OF THE ACTION

         1. KPE brings this action for declaratory and injunctive relief to prevent VLSI Technology, Inc. ("VLSI") from using a shareholder rights plan (the "Poison Pill" or "Pill") to impede KPE's acquisition of VLSI common stock in an all-cash tender offer.
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         2. As is typical of such a rights plan, the Poison Pill prohibits the consummation of a tender offer for VLSI by rendering such an acquisition prohibitively expensive. The VLSI Board has refused to redeem the Pill despite the attractiveness of KPE's offer, thereby delaying VLSI's shareholders' ability to receive the consideration that KPE is offering until KPE can replace the Board with new members who might be more amenable to KPE's offer (consistent with their fiduciary duties to VLSI and all of its shareholders) than the current Board. By this action, KPE seeks to avoid this needless delay so that shareholders can promptly receive the benefits of its offer and KPE can commence the process of incorporating VLSI's business into its own.

         3. Moreover, the Pill has a "dead hand" feature that, under certain circumstances and for a limited period of time, prevents a duly-elected board from carrying out their fiduciary duties and redeeming the Pill. This provision is in violation of Delaware law and the Board's fiduciary duties and should be declared invalid.

                                  THE PARTIES

         4. Plaintiff KPE is a Delaware corporation with its principal place of business in New York, New York. It is a wholly-owned subsidiary of Royal Philips Electronics NV ("Philips") and was incorporated for the purpose of acquiring VLSI. KPE is an owner of shares of common stock of VLSI.

         5. Defendant VLSI is a Delaware corporation with its principal place of business in San Jose, California. VLSI manufactures and markets electronic semiconductors, including integrated circuits for wireless communications and customized chips for the networking, digital entertainment and advanced computer markets.
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         6. Defendants Alfred J. Stein, Pierre Bonelli, Robert P. Dilworth,
William G. Howard, Jr., Paul R. Low and Horace Tsiang are members of the board of directors of VLSI (the "Directors").

                               FACTUAL BACKGROUND

THE OFFER.

         7. On February 26, 1999, Royal Philips Electronics NV ("Philips") delivered a letter to VLSI in which Philips offered $17 in cash for each of VLSI's outstanding shares and requested a response by March 3, 1999. Based on the closing price of VLSI's common stock on February 25, 1995, the offer represented a 58% premium over the market value of VLSI's common stock at the time of the letter.

         8. On March 3, 1999, rather than embracing the immediate premium to its stockholders created by the Initial Offer, VLSI responded through its chairman and chief executive, Alfred Stein, by stating that although the Board had "an open mind" toward the Initial Offer, it would not consider it until a special Board meeting twenty days later on March 23, 1999. The Poison Pill was kept in place by the VLSI Board.

         9. On March 4, 1999, Philips wrote to VLSI stating that it intended to go directly to VLSI's shareholders under its $17 cash offer by commencing a tender offer on March 5, 1999, for all of VLSI's outstanding shares (the "Tender Offer"). The letter went on to request that VLSI redeem its Poison Pill or otherwise take action to render the plan inapplicable to the KPE offer so that the offer could be consummated expeditiously. The letter explained that "time is of the essence" because the business combination is a


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"compelling strategic and operational opportunity" for KPE and provides
"compelling financial benefits" to VLSI's shareholders.

VLSI'S POISON PILL.

         10. On November 6, 1989, VLSI adopted the Poison Pill and distributed rights (the "Rights") pursuant to it. The Poison Pill, which contains typical "flip in" and "flip over" provisions, is designed to prevent the consummation of any tender offer -- even one providing substantial benefits to VLSI's stockholders -- without the current Board's approval.

         11. Unless the Tender Offer is declared by VLSI's Board to be a "Permitted Offer" under the Poison Pill -- that is, an offer that is in the Board's view adequate and otherwise in the best interests of VLSI and its stockholders -- or the Pill is otherwise made inapplicable to the Tender Offer, the Rights would be triggered if KPE were to purchase 20% or more of the outstanding shares of VLSI's common stock pursuant to the Tender Offer.

         12. Once triggered, the Rights entitle the holder to purchase, in essence, $90 worth of VLSI common stock for $45 for each share owned. Given this favorable price, it is expected that holders of the Rights will exercise them once triggered thereby diluting the economic and voting value of the shares purchased by KPE in the Tender Offer and making any back-end merger prohibitively expensive.

         13. The Rights can be redeemed by the Board at any point up to ten days after an announcement that a party has acquired 20% or more of VLSI's shares at a redemption price of $0.01 per Right. However, pursuant to a "dead hand provision," during


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the 10-day period after the triggering of the Rights, the Pill can only be redeemed by the "Continuing Directors," defined as the current members of the Board who are not affiliated with an "acquiring person" (KPE would qualify as such an acquiring person) or any person whose nomination or election to the Board was recommended or approved by a majority of the Continuing Directors.

         14. In light of the nature and value of KPE's Tender Offer, VLSI's Board should declare that the Offer is "Permitted," redeem the Rights under the Poison Pill, or amend it to make it inapplicable to KPE's Tender Offer. Considering the fair, non-coercive nature of the Tender Offer, the Pill serves no legitimate purpose and only delays the benefits of the offer. Forcing KPE to conduct a proxy campaign to replace the Board is needless and wasteful and will harm KPE's and VLSI's shareholders.

                               DECLARATORY RELIEF

         15. The Court may grant the declaratory relief sought herein pursuant to 10 Del. C. Section 6501. In light of VLSI's refusal to redeem the Pill in the context of KPE's Tender Offer, there is a real and actual controversy between the parties. Moreover, the dead hand feature of the Pill is invalid as a matter of law and constitutes a breach of the Board's fiduciary duties. The adverse legal interests of the parties are real and immediate because the VLSI's Board's unreasonable use of the poison pill will interfere with KPE's Tender Offer.


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                               IRREPARABLE INJURY

                  16. VLSI's use of and reliance upon its Poison Pill to obstruct KPE's Tender Offer will delay KPE from acquiring VLSI and prevent VLSI's shareholders from promptly obtaining the benefits of the offer. KPE's resulting injury will not be compensable in money damages and KPE has no adequate remedy at law.

                                     COUNT I

               (Declaratory and Injunctive Relief against VLSI and
                 the Defendant Directors to Prevent a Breach of
                                 Fiduciary Duty)

                  17. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 16 hereof.

                  18. KPE's Tender Offer is non-coercive and non-discriminatory; it is fair to VLSI's stockholders; and it represents a substantial premium over the market price of VLSI's shares prior to the public announcement of the Philips February 26 letter.

                  19. The VLSI Board's use of the Poison Pill is not proportionate to any threat posed by, or within the range of reasonable responses to, the Tender Offer.

                  20. Thus, the VLSI Board's refusal to redeem the Pill or otherwise render it inapplicable to the Tender Offer is a breach of fiduciary duty.

                  21. KPE has no adequate remedy at law.


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                                    COUNT II
        (To declare invalid the dead hand feature of VLSI's Poison Pill)

                  22. KPE repeats and realleges each and every allegation set forth in paragraphs 1 through 21 hereof.

                  23. Once triggered, the Poison Pill can only be redeemed by the Continuing Director defendants or their hand-picked successors. This provision prevents a new board from redeeming the Pill after it has been triggered.

                  24. The "dead hand" provision is a violation of the Board's fiduciary duties and Delaware statutory law, in particular 8 Del. C. Section 141(a), which states that "[t]he business and affairs of every
corporation...should be managed by or under the direction of a board of directors...."

                  25. The "dead hand" feature of the Poison Pill should therefore be declared invalid.

                  26. KPE has no adequate remedy at law.

                  WHEREFORE, plaintiff prays for an order:

                  (a) declaring that the failure of VLSI and the Directors to declare KPE's Tender Offer to be a "Permitted Offer" or to redeem the Rights under the Poison Pill or otherwise to amend the Poison Pill to make it inapplicable to both the Tender Offer and any follow-on merger constitutes a breach of the Directors' fiduciary duty to the stockholders;

                  (b) granting injunctive relief compelling VLSI and the Directors to declare VLSI's Tender Offer to be a "Permitted Offer", or to redeem the Rights under the


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Poison Pill, or to otherwise amend the Poison Pill to make it inapplicable to both the Tender Offer and any follow-on merger;

                  (c) declaring the "dead hand" features of the Poison Pill invalid; and

                  (d) granting plaintiff such other and further relief as the Court deems just and proper.

                                        POTTER ANDERSON & CORROON LLP

                                        By /s/ Stephen C. Norman
                                           ---------------------------
                                           James F. Burnett
                                           Richard L. Horwitz
                                           Stephen C. Norman
                                           P.O. Box 951
                                           1313 N. Market Street
                                           Wilmington, Delaware  19801
                                           (302) 984-6000

OF COUNSEL:                              Attorneys for Plaintiff
                                         KPE Acquisition Inc.

John L. Hardiman
Edward A. Harris
SULLIVAN & CROMWELL
125 Broad Street
New York, New York 10004
(212) 558-4000



Dated:  March 5, 1999

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